Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: March 11, 2011

National Bancshares Corporation Announces 2010 Net Income of $1,325,000

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $1,325,000 for the year ended December 31, 2010, a decrease of $284,000 or 17.7% from $1,609,000 in 2009.
Per share earnings were $0.60 for 2010 compared to $0.73 for 2009. Net income for the three months ended December 31, 2010 was $8,000 compared to $315,000 for the same period in 2009. For the fourth quarter basic and diluted earnings per share were $0.01 compared to $0.14 for the fourth quarter of 2009.

Full-Year 2010 Business Highlights:

~ Net interest income for the year increased $54,000 to $12,282,000, an increase of 0.4% compared to $12,228,000 for the same period in 2009, the highest level of net interest income in the Bank`s history.

~ Visa check card interchange fees were $442,000 in 2010, an increase of 25.2% compared to $353,000 in 2009.

~ New commercial loans totaled approximately $24,000,000 and fee income from commercial loans was $247,000.

~ Total deposits increased $17.8 million or 6.1% from $291.4 million as of December 31, 2009 to $309.1 million as of December 31, 2010.

~ Federal Home Loan Bank advances decreased $12.0 million during 2010 as high interest rate borrowings were paid off at maturity.

Full-Year 2010 Financial Summary:

Net interest income for 2010 was $12,282,000, an increase of 0.4% from $12,228,000 for 2009. Net interest income was positively impacted by the growth in average balances of loans, securities and deposits and a decrease in the cost of funds, partially offset by a decline in the yield on earning assets.

Earnings for 2010 were negatively impacted by the $2,229,000 provision for loan losses, an increase of $400,000 compared to the same period in 2009. The increase in the provision was primarily related to charge offs totaling $1,663,000 for two commercial loans.

Noninterest income for 2010 increased $218,000 or 7.3%, from $2,972,000 in 2009 to $3,190,000 in 2010. The change is primarily related to the increase in income from visa check card interchange fees, checking account fees and deposit account service fees.

Noninterest expense for 2010 was $11,847,000, an increase of 4.3% from $11,364,000 in 2009. The increase was driven by salaries and employee benefits of $271,000, data processing of $124,000, occupancy of $175,000 and professional and consulting fees of $103,000 offset by reductions in other noninterest expense categories.

December 31, 2010 Financial Condition:

Total assets increased 1.0% to $374.1 million as of December 31, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $138.0 million as of December 31, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased
$3.4 million to $190.7 million as of December 31, 2010, compared to $194.1 million at December 31, 2009. Deposits increased 6.1% to
$309.1 million as of December 31, 2010, compared to $291.4 million at December 31, 2009. Shareholders` equity increased 0.2% to $39.0 million at the end of 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income decreased to $1.9 million as of December 31, 2010, compared to $2.5 million as of December 31, 2009. The change in accumulated other comprehensive income was a result of a decrease in unrealized gains on securities available for sale.

The allowance for loan losses decreased from $2,906,000 as of December 31, 2009 to $2,585,000 at December 31, 2010, or from 1.48% of total loans at year-end 2009 to 1.34% at December 31, 2010. The provision for loan losses for 2010 was $2,229,000, compared to $1,829,000 in 2009. Total nonperforming loans decreased from $5.2 million as of December 31, 2009 to $4.9 million at December 31, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 89 days remained constant at $1.7 million as of December 31, 2010 and 2009. In 2010, total classified loans decreased from $14.6 million to $12.5 million. Management believes the allowance for loan losses is adequate as of December 31, 2010.

Fourth-Quarter 2010 Financial Summary:

Net interest income for the quarter ended December 31, 2010 was $2,949,000, a decrease of 6.4% from $3,150,000 for the same period in 2009.

Earnings for the quarter were negatively impacted by the $879,000 of provision for loan losses. The provision for the quarter was primarily related to a $463,000 partial charge-off of a line of credit to a construction company.

Noninterest income for the three month period ended December 31, 2010 decreased 23.8%, from $976,000 in 2009 to $744,000 in 2010. The change is primarily related to a decline in net gains recorded on the sale of securities from $383,000 in the quarter ended December 31, 2009, compared to $45,000 for the same period in 2010.

Noninterest expense for the quarter ended December 31, 2010 was $2,969,000, an increase of 3.2% from $2,878,000 in 2009. The increase in noninterest expense was due primarily to salaries and employee benefits, data processing and occupancy expense being slightly higher for the quarter ended
December 31, 2010, compared to the same period in 2009.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2009. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data:
(dollars in thousands)
                                 Dec 30,   Sep 30,   Jun 30,   Mar 31,   Dec 31,
                                 2010      2010      2010      2010      2009
Cash and cash equivalents        $ 12,837  $ 21,805  $ 25,975  $ 28,832  $  8,124
Securities available for sale     138,033   131,799   131,734   123,539   130,241
Loans, net                        190,685   195,004   191,078   191,483   194,071
Deposits                          309,134   309,296   309,080   306,006   291,373
Repurchase agreements               7,747     6,551     6,980     6,893     6,105
Federal Home Loan Bank advances    15,000    25,000    25,000    25,000    27,000
Shareholders' equity               38,981    40,585    39,977    39,666    38,903
Total assets                      374,096   385,108   384,340   381,325   370,228

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Year ended
                                                 Dec 31,      Dec 31,
                                                 2010         2009         Change
Interest income                                  $  15,501    $  16,465     (5.9)%
Interest expense                                     3,219        4,237    (24.0)%
Net interest income                                 12,282       12,228      0.4 %
Provision for loan losses                            2,229        1,829     21.9 %
Net interest income after provision for
  loan losses                                       10,053       10,399     (3.3)%
Noninterest income                                   3,190        2,972      7.3 %
Noninterest expense:
Salaries and employee benefits                       5,550        5,279      5.1 %
Data processing                                      1,033          909     13.6 %
Net occupancy                                        1,231        1,056     16.6 %
Professional and consulting fees                       685          582     17.7 %
FDIC assessment                                        520          605    (14.0)%
Other                                                2,828        2,933     (3.6)%
Total noninterest expense                           11,847       11,364      4.3 %
Income before income taxes                           1,396        2,007    (30.4)%
Income taxes                                            71          398    (82.2)%
Net income                                       $   1,325    $   1,609    (17.7)%
Earnings per share, basic and diluted            $    0.60    $    0.73    (17.8)%
Weighted average shares outstanding              2,205,973    2,202,457


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Dec 31,      Dec 31,
                                                 2010         2009          Change
Interest income                                  $   3,704    $   4,082      (9.3)%
Interest expense                                       755          932     (19.0)%
Net interest income                                  2,949        3,150      (6.4)%
Provision for loan losses                              879          902      (2.5)%
Net interest income after provision for
  loan losses                                        2,070        2,248      (7.9)%
Noninterest income                                     744          976     (23.8)%
Noninterest expense:
Salaries and employee benefits                       1,435        1,276      12.5 %
Data processing                                        275          239      15.1 %
Net occupancy                                          314          267      17.6 %
Professional and consulting fees                       115          180     (36.1)%
FDIC assessment                                        122           93      31.2 %
Other                                                  708          823     (14.0)%
Total noninterest expense                            2,969        2,878       3.2 %
Income (loss) before income taxes                     (155)         346    (144.8)%
Income taxes                                          (163)          31    (625.8)%
Net income                                       $       8    $     315     (97.5)%
Earnings per share, basic and diluted            $    0.01    $    0.14     (92.9)%
Weighted average shares outstanding              2,205,973    2,202,721

Quarterly Earnings Summary
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Dec          Sep          Jun          Mar
                                              2010         2010         2010         2010
Interest income                               $   3,704    $   3,919    $   3,920    $   3,958
Interest expense                                    755          799          819          846
Net interest income                               2,949        3,120        3,101        3,112
Provision for loan losses                           879          228          615          507
Net interest income after provision for
  loan losses                                     2,070        2,892        2,486        2,605
Noninterest income                                  744        1,209          612          625
Noninterest expense                               2,969        2,947        3,002        2,929
Income (loss) before income taxes                  (155)       1,154           96          301
Income taxes                                       (163)         288          (62)           8
Net income                                    $       8    $     866    $     158    $     293
Earnings per share, basic and diluted         $    0.01    $    0.39    $    0.07    $    0.13
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,205,973    2,205,973    2,205,973    2,205,973

                                              Dec          Sep          Jun          Mar
                                              2009         2009         2009         2009
Interest income                               $   4,082    $   4,026    $   4,149    $   4,208
Interest expense                                    932          954        1,136        1,215
Net interest income                               3,150        3,072        3,013        2,993
Provision for loan losses                           902          576          228          123
Net interest income after provision for
  loan losses                                     2,248        2,496        2,785        2,870
Noninterest income                                  976          595          756          645
Noninterest expense                               2,878        2,806        2,945        2,735
Income before income taxes                          346          285          596          780
Income taxes                                         31           18          142          207
Net income                                    $     315    $     267    $     454    $     573
Earnings per share, basic and diluted         $    0.14    $    0.12    $    0.21    $    0.26
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,202,721    2,202,368    2,202,368    2,202,368